UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Higher One Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42983D104

(CUSIP Number)

Lightyear Fund II, L.P.

9 West 57th Street, 31st Floor

New York, New York 10019

(212) 328-0555

Copies to:

Caroline B. Gottschalk, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. LY Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,233,042
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,233,042
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,233,042
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.4%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 47,025,243 shares of Common Stock of the Issuer outstanding as of November 6, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 8, 2013.

2

1.	Names of Reporting Persons. Mark F. Vassallo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,281,945
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,281,945
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,281,945
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.5%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 47,025,243 shares of Common Stock of the Issuer outstanding as of November 6, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 8, 2013.

3

This statement is being filed to report that Mr. Mark F. Vassallo and LY Holdings, LLC became indirect beneficial owners of securities of the Issuer (as defined below) held directly by Lightyear Fund II, L.P., Lightyear Co-Invest Partnership II, L.P. and Lightyear Capital II, LLC, when Mr. Vassallo became the managing member of (i) Lightyear Capital, LLC, the sole member of Lightyear Capital II, LLC, and (ii) LY Holdings, LLC, which became the managing member of the ultimate general partner of Lightyear Fund II, L.P. and Lightyear Co-Invest II, L.P., succeeding, respectively, Mr. Donald B. Marron and Marron & Associates, LLC, an entity controlled by Mr. Marron. The securities of the Issuer held by Lightyear Fund II, L.P., Lightyear Co-Invest II, L.P. and Lightyear Capital II, LLC are separately reported on a Schedule 13G.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Higher One Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 115 Munson Street, New Haven, Connecticut 06511.

Item 2. Identity and Background

(a), (f) This statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by LY Holdings, LLC, a Delaware limited liability company (“LY Holdings”), and Mr. Mark F. Vassallo, a United States citizen (collectively, the “Reporting Persons”).

(b) The principal business address of each of the Reporting Persons is 9 West 57th Street, 31st Floor, New York, New York 10019.

(c) LY Holdings is the managing member of Lightyear Fund II GP Holdings, LLC, a Delaware limited liability company (“Lightyear Fund II GP Holdings”), the general partner of each of Lightyear Fund II GP, L.P., a Delaware limited partnership (“Lightyear Fund II GP”) and Lightyear Co-Invest Partnership II, L.P., a Delaware limited partnership (“Lightyear Co-Invest II”). Lightyear Fund II GP is the general partner of Lightyear Fund II, L.P., a Delaware limited partnership (“Lightyear Fund II”).

Mr. Vassallo is the managing member of LY Holdings and Lightyear Capital LLC, a Delaware limited liability company (“Lightyear Capital”). Lightyear Capital is the sole member of Lightyear Capital II, LLC, a Delaware limited liability company (“Lightyear Capital II”).

(d) – (e) During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

As of December 31, 2013, Mr. Vassallo and LY Holdings became indirect beneficial owners of securities of the Issuer held directly by Lightyear Fund II, Lightyear Co-Invest II, and Lightyear Capital II, when Mr. Mark F. Vassallo became the managing member of (i) Lightyear Capital, the sole member of Lightyear Capital II, and (ii) LY Holdings, LLC, which became the managing member of the ultimate general partner of Lightyear Fund II and Lightyear Co-Invest II.

Mr. Vassallo acquired the securities reported herein as directly held by him through an in-kind distribution from entities which received the securities from an in-kind distribution from Lightyear Fund II in February 2013.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on their ongoing review and evaluation of the business, financial position, capital requirements and prospects of the Issuer and the price level of the Common Stock, or such other factors as they may deem relevant (including general economic, market and industry conditions and prospects), the Reporting Persons may, from time to time, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

As of the date of this filing, Stewart Gross, an employee of Lightyear Capital, is a member of the Issuer’s Board of Directors.

From time to time the Reporting Persons may express their views to management, the Board of Directors of the Issuer, other shareholders or third parties regarding the Issuer or its securities. The Reporting Persons may also formulate positions, plans or make proposals with respect to the Issuer.

Other than as described in this statement on Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 7,281,945 shares of Common Stock, representing approximately 15.5% of the issued and outstanding shares of Common Stock. The percentages of beneficial ownership in this Schedule 13D are based on 47,025,243 shares of Common Stock outstanding as of November 6, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 8, 2013.

Lightyear Fund II directly holds 7,194,863 shares of Common Stock. Lightyear Fund II GP is the general partner of Lightyear Fund II. Lightyear Fund II GP Holdings is the general partner of Lightyear Fund II GP. LY Holdings, as the general partner of Lightyear Fund II GP Holdings, and Mr. Vassallo, as the managing member of LY Holdings, may each be deemed to beneficially own the 7,194,863 shares of Common Stock held directly by Lightyear Fund II.

Lightyear Co-Invest II directly holds 38,179 shares of Common Stock. Lightyear Fund II GP Holdings is the general partner of Lightyear Co-Invest II. LY Holdings, as the general partner of Lightyear Fund II GP Holdings, and Mr. Vassallo, as the managing member of LY Holdings, may each be deemed to beneficially own the 38,179 shares of Common Stock held directly by Lightyear Co-Invest II.

Lightyear Capital II directly holds 30,000 stock options to purchase shares of Common Stock, all of which are currently exercisable. Lightyear Capital is the sole member of Lightyear Capital II. Mr. Vassallo, as the managing member of Lightyear Capital, may be deemed to beneficially own the 30,000 shares of Common Stock beneficially owned by Lightyear Capital II.

Mr. Vassallo directly holds 18,903 shares of Common Stock.

Based on the above, (a) LY Holdings may be deemed to beneficially own 7,233,042 shares of Common Stock, representing approximately 15.4% of the issued and outstanding shares of Common Stock, and (b) Mr. Vassallo may be deemed to beneficially own 7,281,945 shares of Common Stock, representing approximately 15.5% of the issued and outstanding shares of Common Stock.

The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this statement.

(b) Each of LY Holdings and Mr. Vassallo could be deemed to have shared voting and/or dispositive power over the shares owned by Lightyear Fund II and Co-Invest. Mr. Vassallo could be deemed to have shared voting and/or dispositive power over the shares owned by Lightyear Capital II. Mr. Vassallo has sole voting and dispositive power over the shares he directly owns.

(c) Except as set forth in Item 3 above, neither of the Reporting Persons has effected any transactions in any shares of Common Stock during the past 60 days.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

The Amended and Restated Investor Rights Agreement, dated as of August 26, 2008 (the “Investor Rights Agreement”) was terminated pursuant to a Termination Agreement, dated August 22, 2011 (the “Termination Agreement”), except that certain stockholders of the Issuer, including Lightyear Fund II and Co-Invest, continue to have certain rights to require the Issuer to register shares of its common stock and other rights under the Investor Rights Agreement until August 8, 2015.

The foregoing description of the terms of the Investor Rights Agreement and Termination Agreement are qualified in their entirety by reference to the full text of such agreements. A copy of the Investor Rights Agreement was attached as an exhibit to the Form S-1/A filed by the Issuer with the SEC on May 6, 2010, and a copy of the Termination Agreement was attached as an exhibit to Form 8-K filed by the Issuer with the SEC on August 23, 2011, each of which is incorporated herein by reference.

Except as set forth in this statement on Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement, dated as of January 14, 2014.

2.	Power of Attorney appointing Timothy Kacani as Attorney-in-Fact.

3.	Investor Rights Agreement (incorporated by reference to Exhibit 10.8 to the Form S-1/A filed by the Issuer with the SEC on May 6, 2010).

4.	Termination Agreement (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Issuer with the SEC on August 23, 2011).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

LY HOLDINGS, LLC

By:	/s/ Timothy J. Kacani

Name: Timothy J. Kacani Title: Authorized Signatory

MARK F. VASSALLO, an individual

By:	/s/ Timothy J. Kacani

Name: Timothy J. Kacani Title: Attorney-in-Fact

Dated: January 14, 2014

EXHIBIT INDEX

Exhibit No.	Description

1.	Joint Filing Agreement, dated as of January 14, 2014.

2.	Power of Attorney appointing Timothy Kacani as Attorney-in-Fact.

3.	Investor Rights Agreement (incorporated by reference to Exhibit 10.8 to the Form S-1/A filed by the Issuer with the SEC on May 6, 2010).

4.	Termination Agreement (incorporated by reference to 99.1 to the Form 8-K filed by the Issuer with the SEC on August 23, 2011).